SPARTECH CORPORATION

2003 ANNUAL REPORT

THE SPARTECH WAY

COMMITTED TO GENERATING VALUE

CUSTOMER END PRODUCTS	GROWTH DRIVERS	SEGMENT RESULTS

CUSTOM SHEET & ROLLSTOCK





- **Spartech Plastics...** Product Transformation Opportunities In Practically All Markets, Strong Assistance From Marketing Team, And Installation Of Lean Manufacturing Methodologies To Reduce Conversion Costs And Increase Productivity.
- **Spartech Polycast...** Focus Sales Effort On New Alloy Plastics, In Particular Ex-Cell & AcryShield L3, And Emphasize Yield Improvement Through Lean Initiative.
- **Spartech PEP...** Strengthen Sales In Eye & Facial Protection Business And Reduce Conversion Costs By 10-15%.


Sales
Operating Earnings
(Dollars in Millions)
$600.5
$628.5
$62.3
$63.1
02
03
02
03

COLOR & SPECIALTY COMPOUNDS




Marriott

- **Spartech Polycom...** Product Improvements In Materials For Communication/Packaging Markets And Cross Training/Mechanical Improvements To Increase Production Efficiency.
- **Spartech Color...** Improve Position At Current Accounts And Lower Conversion Costs By Move To Traditional Work Schedules.
- **Spartech Vy-Cal...** Emphasize Short Turnaround Capability And Reduce Costs Through "POP" Teams.


Sales
Operating Earnings
(Dollars in Millions)
$235.7
$263.0
$25.7
$21.0
02
03
02
03

MOLDED & PROFILE PRODUCTS





- **Spartech Industries...** New Market Developments Regarding Semi-Pneumatic Tire Replacements & Metal Locking Devices And Reinforce Team Bonus Program.
- **Spartech Marine & Profiles...** Product Transformation Opportunities In Marine Industry And Expansion Of Fence Business With New Profile Customers.
- **Spartech Townsend...** Additional Opportunities In Medical Market And Focused Conversion Cost Reduction Effort.


Sales
Operating Earnings
(Dollars in Millions)
$62.1
$64.6
$3.5
$5.4
02
03
02
03

Spartech at a Glance

BUSINESS SEGMENT	BUSINESSES	MARKETS SERVED

CUSTOM SHEET & ROLLSTOCK



- **Spartech Plastics...** Extruded Sheet & Rollstock
- **Spartech Polycast...** Cell Cast Acrylic Sheet
- **Spartech PEP...** Weatherable Film Laminates & Acetate Sheet


26%
21%
14%
18%
21%
Packaging
Transportation
Recreation & Leisure
Building & Construction
Other

COLOR & SPECIALTY COMPOUNDS



- **Spartech Polycom...** Engineered Thermoplastic Compounds
- **Spartech Color...** Color Concentrates & Masterbatches
- **Spartech Vy-Cal...** PVC Calendered Film


16%
9%
34%
16%
25%
Packaging
Transportation
Building & Construction
Recreation & Leisure
Other

MOLDED & PROFILE PRODUCTS



- **Spartech Industries...** Injection Molded Wheels & Related Products
- **Spartech Marine & Profiles...** Marine & Profile Extruded Parts
- **Spartech Townsend...** Cell Cast Acrylic Rods & Tubes


27%
34%
11%
12%
16%
Lawn & Garden
Recreation & Leisure
Building & Construction
Medical
Other

COMPANY PROFILE

SPARTECH Corporation is a leading producer of engineered thermoplastic materials, polymeric compounds, and molded & profile products, referred to in the industry as an intermediate plastics processor. Through our 47 facilities and 3,325 employees, we serve approximately 7,000 customers located around the globe. Our three business segments, the sales breakdown of which is shown below, process more than 1.2 billion pounds of custom sheet & rollstock, specialty plastic alloys, compounds & color concentrates, and molded & profile products, annually.

Sales By Segment


7%
27%
66%

- Custom Sheet & Rollstock
- Color & Specialty Compounds
- Molded & Profile Products

Sales By Major Market


27%
23%
14%
15%
21%

- Packaging
- Transportation
- Recreation & Leisure
- Building & Construction
- Other

Sales By Geography


1%
85%
2%
3%
9%

- United States
- Canada
- Mexico
- Europe
- Asia & Other

MISSION & CORE VALUES

◆ **Our Mission...** We Are Committed To Generating Value For Our Customers, Employees, And Shareholders.

◆ **Our Core Values...** Our Well Documented Operating Philosophy Has Always Stressed "Growth With Integrity -- The SPARTECH Way." The Five Key Components Of Our "SPARTECH Way" Initiative Follows:

- Build Strong "Market-Focused" **Customer** Partnerships;
- Foster Effective "Communications" With Our **Employees**;
- Generate Solid "Integrity-Based" **Shareholder** Value;
- Utilize POP Teamwork & Lean Manufacturing Methodologies To Improve The **Company**; and
- Support The **Community** And Protect Our **Environment**.

TABLE OF CONTENTS

◆ **What's Inside...**

(Amounts in Thousands, except per share data)

	2003	2002	% Change
Operating Results			
Net Sales	**$ 956,160**	$ 898,308	6%
Operating Earnings	**$ 78,286**	$ 80,879	(3%)
Net Earnings	**$ 34,103**	$ 34,270	(1%)
Operating Margin on Sales	**8.2%**	9.0%	
Per Share Data			
Earnings Per Share-Diluted	**$ 1.15**	$ 1.21	(5%)
Dividends Per Share	**$ .40**	$ .38	5%
Book Value Per Share	**$ 10.98**	$ 9.93	11%
Average Diluted Shares Outstanding	**29,567**	28,379	4%
Financial Position			
Working Capital	**$ 98,293**	$ 99,722	(1%)
Total Debt	**$ 229,180**	$ 238,332	(4%)
Shareholders' Equity	**$ 322,358**	$ 290,698	11%
Return on Average Equity	**11.1%**	13.5%	


Net Sales
In Millions
$937
$898
$956
01
02
03


Earnings Per Share
Diluted
$1.11
$1.21
$1.15
01
02
03


Shareholders' Equity
In Millions
$217
$291
$322
01
02
03

To Our Fellow Shareholders

These are exciting times at SPARTECH as we transform into a more global company and simultaneously implement our new "Accountable and Lean" initiatives. While fiscal 2003 represented the third consecutive year that all or the majority of our year was impacted by a depressed manufacturing economy, we continued to focus on those areas that we could control...product marketing, cost structure, product innovation, and strategic expansions. Through the hard work of our employees on these items in fiscal 2003, we believe that our Company has significantly strengthened its ability to benefit when the economic recovery occurs...signs of which we have begun to see in the last few months. In the balance of this letter, following a review of our major accomplishments and operating results for fiscal 2003, we will outline our internal growth and strategic expansion plans for success in the future as well as our goals for 2004.

Major Accomplishments

Major accomplishments during 2003 included (1) A solid rebound in our consolidated sales through an intense new marketing effort, with increases in both pounds shipped (3%) and sales dollars (6%); (2) The implementation of Phases V & VI of our Creating Positive Change ("CPC") program, which on an annualized basis, should produce a reduction in costs of slightly more than $16 million; (3) The introduction of 9 new Alloy Plastics in April & the successful partnership in 72 new Product Transformations during 2003; and (4) The completion of four strategic expansions -- Great Lakes Chemical & TriEnda outsourcing additions, the formal opening of our first joint Spartech Plastics and Spartech Polycom facility located in Ramos Arizpe, Mexico, and the outright acquisition of Polymer Extruded Products ("PEP") in March of this year. In addition, our historical emphasis on product innovation, employee safety, and the environment in which we live was recognized in 2003 as SPARTECH received two new Innovation/Technology Awards, two Safety Awards, and local recognition at three sites for our Environmental Efforts. Finally, in connection with our preparation for the Company's next decade of growth, we introduced our new Accountable and Lean Initiatives. On Pages 8 & 9 of this Report, we cover in more detail the key components of these new initiatives.

Product Transformation...Kayaks



Watermark Kayaks, Previously Made Of Fiberglass, Are Now Produced With Spartech's "Weather Pro G"

Consolidated Financial Summary

SPARTECH's consolidated net sales grew by 6% in fiscal 2003 to $956.2 million, as volume (pounds shipped) rose by 3% and sales price increases, impacted by the higher cost of raw materials, elevated revenues by another 3%. However, our net earnings declined by slightly less than 1% as the crisis in the Middle East, along with near record high oil and natural gas prices, produced unprecedented and rapid increases in the cost of the Company's raw materials during the first three quarters of the year. Our 2003 net earnings per diluted share was $1.15, down 5% from last year's $1.21, principally due to the additional shares issued in connection with our secondary stock offering completed in May of last year. Cash Flow from Operations in 2003 was $67 million, with Free Cash Flow (after capital expenditures of $22 million and dividends of $12 million) totaling $33 million. This Free Cash Flow was used to fund our acquisitions ($28 million), with the balance applied to the paydown of our debt. Finally, our outlook for an improved performance in fiscal 2004 resulted in the Board raising the Common Stock Dividend by 10% to an annual rate of $.44 per share effective with the December 2003 declaration.


Net Sales
In Millions of Pounds
1,186
1,309
1,198
1,205
1,244
99
00
01
02
03

Operations Review By Segment

We are pleased to report that SPARTECH's Custom Sheet & Rollstock Group, our largest business segment at 66% of total revenues, produced an increase in sales, albeit modest, for the first time in three years. Their 3% rise in sales volume was generated through the combination of a 2% increase in volume shipped to our base business and the remaining 1% coming from acquisition-related new volume in fiscal 2003. A solid performance from our packaging and recreation & leisure market customers offset some weak demand from our shipments to the transportation industry. Operating margin for the group experienced a modest decline, but remained in double-digits at 10.0%, as conversion cost reductions began to take hold in the fourth quarter. Two new sales incentive programs for fiscal 2004, discussed later in this report, combined with (1) cost reductions/production efficiencies anticipated from the full impact of Phase VI of our CPC program and (2) our initial efforts related to the installation of Lean Manufacturing methodologies throughout this group, should result in a continuance, into fiscal 2004, of the margin improvement we realized during the last few months of this year.


Custom Sheet & Rollstock
Operating Margin
As % of Net Sales
11.4%
11.7%
10.7%
10.4%
10.0%
99
00
01
02
03

SPARTECH's Color & Specialty Compounds Group, which represents 27% of the Company's consolidated revenues, saw sales grow by 12% (in dollars) and 4% (in pounds) during fiscal 2003. Strong building & construction industry sales more than offset the decline in volume from the group's transportation and appliance & electronics customers. Although many factors affected our 2003 operating margin decline (10.9% to 8.0%) for this group, the most challenging combination was higher Polypropylene ("PP") costs and reductions in volume during the spring & summer months of the year. Average PP costs during this period rose approximately 25-30% while volume declined in the 4-5% range. Our average compound selling prices during this period did not keep pace with the level of cost increases, reflecting the challenging demand environment during such spring and summer months. More than one-third of our CPC cost reductions during fiscal 2003 related to modifications in our Color & Compounds Group facilities. This, coupled with our increased sales efforts fueled by new Alloy Plastics, and the addition of several new sales and marketing personnel, should assist us in producing solid gains in both sales and earnings for our Color & Compound Group in fiscal 2004.

2003 Alloy Plastic..."Enviro-Tect MPS"



Benefits Of "Enviro-Tect MPS" Being Shown In Demonstration Of Flood Wall Project

Our Molded & Profile Products Group, which represents the remaining 7% of the Company's revenues, experienced a modest rebound in fiscal 2003. Sales for the group increased by about 4% and more importantly operating earnings rose to $5.4 million equating to a 54% jump over last year's disappointing $3.5 million. Though we are encouraged by these improvements, we continue to stress the need for this group to find new volume or further rationalize its capacity. In late fiscal 2002, we closed & reassigned business at one of our profile facilities and will take similar steps in fiscal 2004, if volumes do not return to the levels we realized in 2001 and prior years.

Accountable & Lean Initiatives

In light of the recent prolonged economic weakness, ongoing pricing pressures, and an increasingly global marketplace, business as usual is simply unacceptable if we are to meet our goals and be successful in the future. The following represent what we believe are the key issues and actions required to attain success within our existing businesses.

Accountable -- The primary requirement for achieving sustainable internal growth is having the right people in the right jobs. **The best strategy is of little value if not effectively executed by people who know they are being held Accountable for their performance.** We have made some great progress in upgrading our personnel through SPARTECH's Management Development Training ("MDT") program over the past three years, but still have room to improve, especially in the sales & marketing arena. We know we must manage our sales effort with a much greater sense of urgency, accelerating the number of new Alloy Plastics and their speed to market. To assist with this effort, we will be setting up a new stand-alone Product Development Center ("PDC") in the Midwest to handle new materials research, product transformations, etc. We have also installed two new sales incentive award programs for our customers and sales managers, and have put in place a new commission structure for our sales personnel, where they must grow their business by more than 5% annually to see their compensation increase.


Qualified R & D Expenditures For Tax Credit
In Millions of Dollars
e = estimate
$7.1
$14.3
$12.6
$10.0
$7.5e
99
00
01
02
03

Lean -- On the cost side, we must continually challenge the precept that we are the low-cost producer in all of our businesses. Where this is not the case, we will determine why and strive to change it. **To help provide longer-term competitive advantages we are attacking our cost structures in each business we manage.** This has meant plant and personnel consolidations for some, and expansions for others. The larger, more mature cash flow generating businesses simply cannot continue to support the same fixed costs as they did earlier in their life cycles. Since late 2000, we have identified approximately $30 million of structural cost savings. To date, we have realized slightly more than 75% of them, and the remainder are expected to be realized in 2004. During this period, over 1,000 positions have been eliminated and 14 plants closed, consolidated, or sold. In 2004, we will continue to emphasize productivity improvements through the installation of Lean Manufacturing methodologies. We recently trained our production personnel in the concepts of Lean and also hired, in December, a Corporate Director For Lean Manufacturing who will "Champion" the initiative throughout SPARTECH over the next few years.

Lean Manufacturing Training



Production Personnel at "Lean" Training Meeting In October Of This Year

Strategic Expansions

During the period 1993-2003, we completed more than 15 buyouts of retiring entrepreneurs... or what we referred to as "First Generation Change"... acquisitions. Most of these transactions involved one product/one plant businesses that strengthened our product portfolio, geographic reach, and resin buying leverage, while being accretive to earnings immediately. All of these acquisitions involved North American-based companies, with all international acquisitions during this period generally being made by British Vita, our 46% shareholder at the time. Two significant developments occurred during the last three years which have somewhat modified our strategic expansions strategy.

Acquisitions -- As mentioned in our 2002 Annual Report, a new "outsourcing trend" for "Captive Producers of Plastic" has developed during the last few years, as more companies began looking inwards toward investing more on their end product market development rather than reinvesting in the captive production of a portion of their product. During fiscal 2003, in addition to our March "First Generation Change" Acquisition of Polymer Extruded Products ("PEP"), expanding our product capabilities to include PEP's proprietary Korad® films and specialty cellulose acetate sheet & rollstock, we entered into two more outsourcing transactions...in December 2002 with Great Lakes Chemicals Compounding Unit and in September 2003 with The TriEnda Sheet Extrusion Division of Wilbert, Inc. Total annual sales from these three new members of the SPARTECH family of plastic processing companies approximates $40-45 million.


"First Generation Change" & Outsourcing Additions
Per Fiscal Year
5
2
1
3
3
99
00
01
02
03

International Expansions -- In September of 2001, British Vita announced its intention to divest its 46% stake in SPARTECH through an orderly disposition of its shares. Following last year's secondary public offering, in which British Vita was the largest selling shareholder, it now owns less than 20% of our Company's outstanding shares. In light of this ownership change, we have now begun to transform SPARTECH into a more global Company. Earlier this year, we (1) opened our first facility in Mexico; (2) signed a long-term supply agreement with Visteon Europe, which allows us to expand Spartech Polycom's Donchery, France facility to accommodate several sheet extrusion lines; and (3) recently made an exploratory visit to China in preparation for the commencement of operations in Asia sometime in early 2005. We now look forward to further developing our time-proven strategy of enhancing shareholder value through more international expansions along with internally generated growth from our Product Transformation and Alloy Plastic initiatives.

Outlook & New Board Member

As we enter fiscal 2004, we are beginning to see some signs of economic improvement on the horizon. However, until we are certain that a sustainable economic recovery is underway, we will follow the same straightforward formula that led us to our past successes. We will focus on producing internal sales and earnings growth through our Alloy Plastics, Product Transformations, and Accountable & Lean Initiatives to generate cash flow and further reduce our debt, while, at the same time, pursuing those acquisitions which complement existing product lines and technologies, particularly those that will help to expand our business internationally.

We would also like to welcome to our Board of Directors Mr. Walter Klein, retired Vice President Finance of Stepan Company. He brings with him over 20 years of financial experience which will assist him as our Audit Committee Chairman and Financial Expert.

Our Goals For 2004

Each of us at SPARTECH is truly Committed To Generating Value for our Customers, Shareholders & Employees and have set the following "Operational Excellence and Financial Goals" to help us meet that Commitment in fiscal 2004:

- **Accountability** – Grow Volume (in pounds) Shipped By 5-6%.
- **Lean Initiative** – Lower Conversion Costs By 1-2% Of Sales.
- **Cash Flow** – Reduce Working Capital And Pay Down Debt, Before Funding Of Acquisitions, By $50 Million.
- **Strategic Expansions** – Grow Internationally & Complete 2-3 Acquisitions This Year.
- **Operating Earnings** – Generate A Minimum 15% Increase In Operating Earnings.

In closing, we sincerely appreciate the ongoing support that we received from our customers, employees, and suppliers throughout fiscal 2003. And finally, we are most grateful for the interest shown in SPARTECH by you, our shareholders, and once again pledge our best efforts on your behalf in 2004.

Executive Management Team



David G. Pocost Executive Vice President	**George A. Abd** Executive Vice President
Randy C. Martin Executive Vice President & CFO	**Bradley B. Buechler** Chairman, President & CEO

December 12, 2003

SPARTECH Operating Philosophy

SPARTECH's operating philosophy has always recognized the need to satisfy our four key constituents -- Customers, Employees, Shareholders, and the Community/Environment in which we live. We annually review with all employees our operating philosophy, new company initiatives, and goals for the next year in connection with Plant Shift Meetings held each December and January. At this year's meetings, we will discuss in detail our new Accountable & Lean Initiatives. All of us in the United States manufacturing sector have heard about and/or perhaps experienced the recent effect of manufacturing jobs moving outside of the U.S. As stated in our Letter to Shareholders on Page 7 of this Report, we have commenced operations in Mexico and are also looking at opening a facility in China. However, our plans call for at least 90% of the finished goods produced in these non-U.S. facilities to stay in that country to service the growing markets in those areas. We do recognize, though, that in order to keep our jobs local, we need to fill our plants with new orders, and also bring our costs in line with the competition. Our strategy to help complete this effort in SPARTECH is depicted by the Accountable & Lean Pyramid below as well as in our comments that follow on these most important initiatives.

SPARTECH's New Accountability Pyramid


ACCOUNTABLE
AND LEAN...
SPARTECH
OUR WINNING TEAM

Accountable -- The formal definition of Accountability is "Liable For Being Called To Account For An Occurrence -- Answerable For An Event." However, we at SPARTECH prefer the more straightforward definition of someone who is accountable..."**One Who Can Be Counted On To Keep Performance And Communication Commitments.**" Over the last three years, our consolidated sales volume has been reasonably flat, with growth mostly coming as new Product Transformations have evolved.

Product Transformations By Year


1996-2003
CAGR = 37%
8
12
28
35
54
58
54
72
96
97
98
99
00
01
02
03

At our 2003 Annual Recognition & Awards Meeting, we introduced what we believe to be the six elements of an Accountability-Based Company Culture:

- **Clear Intention** - Knowing What You Wish To Accomplish.
- **Interlocking Ownership** - Taking Ownership In Projects.
- **Effective Execution** - Linking Right People & Processes.
- **Eliminate Bad Habits** - Addressing Non-Performers.
- **Responsive Recovery** - Making Corrections As Needed.
- **Measuring Results** - Determining The Status Of Goals.

Breakout sessions at the Meeting on the subject of an Accountability-Based Culture created many meaningful suggestions, one of which was a change in our sales compensation structure. Following a review of our sales performance over the last 3-5 years, we generated several modifications to our current sales incentive and commission programs. Two "40 Million Pounds in 2004 Growth" incentive programs were implemented for the Custom Sheet & Rollstock and Color & Specialty Compound Groups commencing August 1, 2003, coupled with a new "Customer Appreciation Program" which was initiated effective November 1, 2003. We also modified the sales personnel salary & commission structures, which allow them more upside potential, while at the same time, requiring them to produce 105% of last year's actual volume to maintain their current compensation package. We firmly believe that these new sales related Accountability initiatives will push our sales upward in 2004, as these programs re-energize our sales personnel.

Lean -- Our focus on productivity has always stemmed from the belief that to grow with strong margins, we must be the low-cost producer and offer our customers the best service in our industry. We firmly believe that over the years we have refined our customer service techniques to place us as one of the industry leaders in service. However, our conversion costs have grown at a pace that have placed us less than fully competitive in some markets. Therefore, following our CPC Phase VI cost reductions, mainly in personnel and warehouse facilities, we began the implementation of Lean Manufacturing methodologies in our operations, effective November 1, 2003. Our initial steps included (1) the training of all of our production managers in the Five Simple Principles of Lean -- Value, Value Stream, Product, Pull and Perfection; and (2) the hiring in December of a Corporate Director of Lean Manufacturing, who will be responsible to "Champion" the program throughout our 47 plants.

The installation of "Lean" in our system will not mean the abandonment of our longstanding Pyramids of Productivity ("POP") Team Concept. Instead, the "Lean" methodologies should supplement our ongoing effort to become the most efficient and low-cost manufacturer of all products we produce. **We firmly believe at SPARTECH that productivity does not mean saving our way to profitability, but it means paving the way to further growth.** Below are our Five POP Team Winners, along with the Production Managers from our four Plant Award Winners, who attended this year's Annual Awards & Recognition Meeting and discussed their winning projects/efforts to cross-fertilize their successes throughout SPARTECH.

Spartech Polycom
Cape Girardeau



Spartech Plastics
Muncie



Spartech Plastics
Greenville



Spartech Plastics
Western Region



Spartech Plastics
Wichita



Plant Award Winners



In addition, during fiscal 2004, each of our facilities will have one POP Team working strictly on conversion cost reductions. These individuals will work closely with our new Director of Internal Audit, Mike Marcely, who will assist in their efforts to reduce costs while at the same time ensuring that the proper level of internal control procedures are in place. We have placed such a priority on the conversion cost area that beginning with next year's Annual Awards & Recognition Meeting, the Top Two Conversion Cost Reduction Teams will also enjoy the benefits of the Meeting while informing the attendees of their programs which won them top honors.

Under our Lean effort, we have also initiated a new vendor evaluation system, which annually rates all of our major suppliers. In connection with these evaluations, Phil Karig, our Vice President of Purchasing & Supply Chain Management, has been assigned responsibility for an overall consolidation of our supplier base. Today we have more than five suppliers of somewhat similar products for many of our major raw materials. We will be consolidating, where at all possible, the total suppliers of individual resins down to 2-3 maximum, per product. We are targeting savings of more than $2 million from this effort in fiscal 2004.

Finally, we continually evaluate the duties and performance of all of our general and administrative personnel to eliminate any excess work and properly recognize those individuals who have performed at exceptionally high levels. We also now directly link the bonuses of our personnel to SPARTECH's annual goals regarding sales growth, conversion cost reduction, cash flow generation, strategic expansions, and our net earnings growth from the prior year. We believe that through this direct linkage, we will have all of SPARTECH's approximate 3,300 associates pulling in the same direction to meet our "Accountable and Lean" Commitment To Generate Value for all of our Customers, Shareholders, and Employees.

Table of Contents - Financial Section

Business Overview

SPARTECH is an intermediate processor of thermoplastics which converts base polymers or resins from commodity suppliers into extruded plastic sheet and rollstock, specialty film laminates, cell cast acrylic sheet, specialty plastic alloys, color concentrates & blended resin compounds, and injection molded & profile extruded products for customers in a wide range of markets. We operate 47 production facilities (46 throughout North America and one in Europe) that are organized into three business segments: (1) Custom Sheet & Rollstock (66% of total 2003 sales), (2) Color & Specialty Compounds (27% of total 2003 sales), and (3) Molded & Profile Products (7% of total 2003 sales). The results discussed below include our 2002 acquisition of GWB Plastics Holding Company (GWB), parent of UVTEC and PolyTech South (June 2002), and our 2003 acquisitions of Polymer Extruded Products (PEP), Inc. (March 2003) and the sheet extrusion business of TriEnda, a division of Wilbert, Inc. (September 2003), from the date of acquisition. The results also reflect the divestiture of the two Canadian molded products businesses in July 2001.


Net Sales
Price Per Pound
$.78
$.75
$.77
01
02
03

Results of Operations

Comparison of Fiscal Years 2003 and 2002

Net sales were $956.2 million for the year ended November 1, 2003, representing a 6% increase from the prior year. Acquisitions accounted for approximately 3% of the increase while internal volume in pounds grew by 1% and price/mix accounted for the balance of the increase over 2002 (resulting in a 2¢ increase in the average sales price per pound).

Compared to the prior year, sales in 2003 were strong to customers serving the Transportation market, Roofing applications, and Lawn & Garden market as well as a solid performance in Pool & Spa applications. All other major markets served by the Company were relatively flat compared to the prior year. Net sales of the Custom Sheet & Rollstock segment increased 5% to $628.5 million in fiscal 2003, from $600.5 million in 2002. The March 2003 acquisition of PEP accounted for 2% of the increase, while internal growth added 3% (2% increase in volume along with 1% price/mix effect). The Custom Sheet & Rollstock segment accounted for most of the increase in sales to the Transportation market. This segment also benefited from the opening of our new facility in Mexico which began shipping production volumes in April 2003. All three sheet extrusion lines are in operation, and the plant is positioned to serve the appliance and distribution markets in Mexico. Net sales of the Color & Specialty Compounds segment increased 12% to $263.0 million in 2003 from $235.7 million in 2002. Sales from the full year effect of the GWB acquisition, primarily servicing the Roofing market, contributed nearly 9% of the increase. The remaining growth was due to price/mix changes, as internal volume shipped was flat for the year. Sales for our Molded & Profile Products segment increased 4% to $64.6 million in 2003 from $62.1 million in 2002, led by a strong performance from our Custom Engineered Wheels group for Lawn & Garden applications.


SG&A Expenses
As % of Net Sales
6.0%
6.0%
5.6%
01
02
03

Cost of sales in 2003 increased to $822.1 million from $763.1 million in 2002, and increased as a percentage of net sales to 86.0% from 85.0% in 2002. The increased cost of sales percentage was due mainly to price increases on most of the Company's raw materials, primarily in the second quarter of 2003. These increases began to stabilize by the third quarter and throughout the fourth quarter. We expect prices to remain relatively stable through at least the first quarter of fiscal 2004.

Amortization of intangible assets increased to $2.2 million in 2003 from $0.7 million in 2002 due to intangible assets acquired from GWB and PEP. Selling, general, and administrative expenses were $53.5 million for 2003, comparable to $53.6 million in 2002. A decrease in bad debt expense incurred for the year was partially offset by costs added from recent acquisitions. As a percentage of net sales, selling, general, and administrative expenses declined to 5.6% in 2003 from 6.0% in 2002.

The Company's fiscal 2003 operating earnings were $78.3 million (8.2% of net sales) compared to $80.9 million (9.0% of net sales) reported in 2002. The decrease in operating earnings was attributable mainly to the company's Color & Specialty Compounds segment which was hardest hit by the sharp increases in resin cost during the first half of 2003. The operating margin percentage in this group dropped to 8.0% from the 10.9% achieved in 2002. Operating margins began to rebound in this group during our fourth quarter as resin prices stabilized and contracted price increases were more fully in effect. Operating margins in the Custom Sheet & Rollstock segment reduced slightly from 2002, but remained in the double digits.

Consolidated Operating Margin

As % of Net Sales


8.8%
9.0%
8.2%
01
02
03

Interest expense and distributions on preferred securities of $25.0 million for fiscal 2003 decreased by 7% from $26.8 million in fiscal 2002. The reduction in interest expense resulting from debt repayments of $37.1 during 2003 was partially offset by the $27.6 million spent for acquisitions during the year. Approximately 93% of the Company's debt and convertible preferred financings are fixed rate, resulting in interest expense being less affected by the reduction in interest rates during the year.

Our effective tax rate was 36.0% for fiscal 2003, compared to 36.6% in 2002, reflecting an improvement in our combined state tax rate and favorable adjustments related to a final settlement with the Internal Revenue Service on refunds, as well as ongoing benefits, from research and development credits. We expect the effective tax rate to return to the 37% level without the favorable adjustments from tax credits.

Net earnings of $34.1 million in 2003 decreased slightly from the $34.3 million in 2002. Diluted earnings per share declined to $1.15 in 2003 from $1.21 in 2002, due mainly to an increase in average shares outstanding from our May 2002 stock offering which were outstanding for the full year in 2003.

Comparison of Fiscal Years 2002 and 2001

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 includes 53 weeks compared to 52 weeks in 2003 and 2002. This results in approximately 2% additional operating activity in 2001 compared to the other years, therefore, the operating results presented below include data on a percentage of net sales basis for more comparable discussions.

Net sales were $898.3 million for the year ended November 2, 2002, representing a 4% decrease from $937.1 million in 2001. An increase in overall internal volume of approximately 2% was more than offset by the effect of the 2% shorter period in fiscal 2002 and lower raw material prices passed through to our customers. Net sales for the Custom Sheet & Rollstock segment decreased 4% to $600.5 million in 2002 from $621.9 million in 2001. Volume was slightly higher for the comparable 52-week year, but resin price decreases reduced sales in dollars for most of 2002. Net sales for the Color & Specialty Compounds segment increased 3% to $235.7 million in 2002 from $227.8 million in 2001. Sales added from our June 2002 acquisition of GWB and increased internal volume was partially offset by a lower price/mix of products sold and the shorter 2002 fiscal year. Net sales for the Molded & Profile Products segment decreased to $62.1 million in 2002 from $87.4 million, or 29%, mostly due to the sale of our Canadian molded products businesses in the third quarter of 2001. Overall, year-over-year volume comparisons improved steadily during each quarter of fiscal 2002.

Sign Products


bp
179
9

Spartech Plastics' "Tuf-Glas" is Utilized In BP Amoco's New Resignage Program

Operating costs and expenses in 2002 decreased to $817.4 million from $854.7 million in 2001, but remained relatively flat as a percentage of net sales, 91.0% for 2002 compared to 91.2% in 2001. Lower sales prices due to raw material price decreases and an unfavorable mix of products sold, as well as low first quarter demand, resulted in the operating cost percentage remaining flat despite the elimination of goodwill amortization and the non-recurring charge in 2001.

In the third quarter of 2001, we recorded $9.1 million (1.0% of net sales) in non-recurring pre-tax expenses for costs incurred on operations slated for closedown. The non-recurring expenses consisted of $5.6 million related to the impairment of long-lived assets and $3.5 million related to severance, phase out, and other exit costs recorded in cost of sales.

Amortization of intangible assets decreased to $0.7 million in 2002, from $8.1 million in 2001. We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective at the beginning of fiscal year 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but instead tested for impairment at least annually. Upon adoption, we did not have an impairment charge and eliminated the amortization of goodwill, which totaled $8.1 million in fiscal 2001. The fiscal 2002 amortization resulted from intangible assets acquired in connection with the GWB acquisition.

Selling, general, and administrative expenses of $53.6 million for fiscal 2002 decreased from $56.0 million in fiscal 2001, but remained a flat 6.0% of net sales for both years. These expenses decreased below 6.0% of net sales during the latter half of 2002, as our cost reduction programs began to benefit results. The remainder of these costs are largely fixed and further improved as a percentage of net sales as volumes increased during the second half of 2002.

Packaging



Pizza Hut's Marinara Sauce Is Packaged In Spartech Plastics' Multi-Layer Barrier Container

Fiscal 2002 operating earnings were $80.9 million (9.0% of net sales) compared to the $82.4 million (8.8% of net sales) reported in 2001. Fiscal 2001 included $9.1 million in non-recurring expenses and $8.1 million of goodwill amortization that were not incurred in 2002.

Operating earnings for 2002 decreased 19% after adding back these items to the prior year's results. Operating earnings for fiscal 2002 were impacted by low demand within the Company's Spartech Polycast and Spartech Profiles groups, which combined, accounted for nearly half of the decrease. Spartech Profiles realigned its capacity during 2002 and is pursuing sales in product offerings that we believe better capitalize on its production capabilities. Our Custom Engineered Wheels group incurred some start-up costs and inefficiencies at two facilities in 2002. Resin prices began to rise during the last half of 2002, which increased the competitive situations and hindered our ability to pass along these cost increases in full.

Interest expense and distributions on preferred securities of $26.8 million for fiscal 2002 decreased from the $34.8 million in fiscal 2001 as a result of $113.9 million of debt repayments


Income Taxes
Effective Tax Rate
37.1%
36.6%
36.0%
01
02
03

during those two fiscal years and lower overall interest rates. Our effective tax rate was 36.6% for fiscal 2002, compared to 37.1% in 2001, reflecting an improvement in our combined state tax rate and ongoing benefits from research and development credits.

Net earnings of $34.3 million, or $1.21 per diluted share, in 2002 increased from $29.9 million, or $1.11 per diluted share, in 2001 as a result of the operating factors noted above. Fiscal 2001 included goodwill amortization and the non-recurring charge which impacted diluted earnings per share by $.21 and $.22, respectively.

Other Matters

We operate under various laws and regulations governing employee safety and the quantities of specified substances that may be emitted into the air, discharged into waterways, or otherwise disposed of on and off our properties. In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including Spartech, regarding the Lower Passiac River. We expect that an environmental study will be conducted to determine the extent and sources of contamination at this site. We believe it is possible that the ultimate liability from this issue could materially differ from the Company's $375 accrual as of November 1, 2003. In the event of one or more adverse determinations related to this issue, the impact on the Company's results of operations could be material to any specific period. However, it is our opinion that future expenditures for compliance with these laws and regulations, as they relate to the Lower Passiac River issue and other potential issues, will not have a material effect on our capital expenditures, financial position, or competitive position.

The plastic resins we use in our production processes are crude oil or natural gas derivatives, which are available from a number of domestic and foreign suppliers. Our raw materials are only somewhat affected by supply, demand and price trends of the petroleum industry. However, trends in pricing, periods of anticipated or actual shortages, and changes in supplier capacities can have more significant impact on the cost of our raw materials over the short term. Price spikes in crude oil and natural gas along with the political unrest in oil producing countries resulted in unusually high pricing pressures during 2003. These pressures resulted in dramatic increases in the prices of our raw materials. In prior years, we were able to minimize the impact of such price increases in raw material costs by controlling our inventory levels, increasing production efficiencies, passing through price changes to customers, and negotiating competitive prices with our suppliers. These pricing changes were more difficult for us to manage and negatively affected our operating margins in fiscal 2003. Resin pricing pressures started to ease by the end of our second quarter of 2003 and continued to stabilize through the end of 2003, however, the volatility and direction of future pricing changes is uncertain.

Liquidity and Capital Resources

Cash Flow

Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions.

Our cash flows from operations of $66.7 million in 2003 was lower than the $87.1 million generated in 2002 as changes in working capital used $14.3 million of cash flow in 2003 while changes in working capital provided $12.5 million of cash flow in 2002. The use of working capital in 2003 was reflective of the growth in business and the sharp increase in resin prices compared to the prior year. Working capital in 2002 benefited from lower resin prices and improvements in nearly every major category.

Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $16.2 million for 2001, $28.2 million for 2002, and $22.0 million for 2003. The lower capital expenditures in 2001 reflected the impact of the plant closings that allowed for more effective usage of existing equipment and lower maintenance expenditures while the higher expenditures in 2002 reflected the expansions in Tupelo, Mississippi and Ramos Arizpe, Mexico. We expect capital expenditures in 2004 to total approximately the same as 2003.

In 2001, we divested our three non-core molded products facilities in Canada for $22.3 million of proceeds to pay down our debt and identified several investment opportunities/expansions that were initiated at or just after our fiscal year end (e.g., wheels plant expansion and joint venture, the acquisition of $7.5 million in ProForm bath & shower surround business for $2.5 million, and

Operating Cash Flow

In Millions Of Dollars


$70.5
$87.1
$66.7
01
02
03

Transportation



Subaru Utilizes Spartech Plastics' TPOs In Their Cargo Management Systems the ground breaking on a Mexico facility in the first quarter of 2002). In fiscal 2002, we completed the acquisition of GWB for $47.5 million and outsourcing acquisitions of certain business from MTD, Acros Whirlpool, and MAAX requiring $3.0 million in investments. In fiscal 2003, we completed the acquisition of PEP for $23.6 million and the sheet extrusion business of Wilbert, Inc.'s TriEnda division for $4.0 million.

Cash flows used for financing activities were $79.8 million for 2001. The primary activities were bank debt repayments of $22.3 million from divestitures as well as an additional $41.2 million from operations, purchases of treasury stock of $8.7 million, and proceeds from stock options exercised of $2.6 million. Cash flows used for financing activities were $11.6 million for 2002. The primary activities were proceeds received from our May 30, 2002 stock offering of $50.7 million (which were used primarily to fund the GWB acquisition), bank borrowings of $4.7 million for acquisitions, repayment of debt of $55.1 million, purchases of treasury stock of $6.7 million, common stock dividends of $10.7 million, and proceeds from stock options exercised of $5.5 million. Cash flows used for financing activities were $21.3 million for 2003. The primary activities were bank borrowings of $27.6 million for acquisitions, repayment of debt of $37.1 million, purchases of treasury stock of $3.5 million, common stock dividends of $11.7 million, and proceeds from stock options exercised of $3.3 million. The debt repayments from operations were lower in 2003 than 2002, mainly due to the decrease in cash flow from operations of $20.4 million. We paid common stock dividends at a rate of 40¢ per share in 2003, and our Board of Directors has approved an annual rate of 44¢ for calendar 2004.

Financing Arrangements

On February 25, 2000, we entered into a new $250 million bank credit facility representing a revolving credit line with a five-year term. Interest on our bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a 0.625% to 1.250% borrowing margin. At November 1, 2003, our total borrowings under the bank credit facilities were $152.2 million at a weighted average rate of 6.2%, and we had $91.5 million in remaining availability.

The following table summarizes our contractual cash obligations under financing arrangements and lease commitments as of November 1, 2003 (dollars in thousands):

Type of Commitment	Total Amount Committed	Less Than 1 Year	1-3 Years	More Than 3 Years But Less Than 5 Years	5 Years or More
Bank Credit Facilities	$ 152,203	$ —	$ 152,203	$ —	$ —
Unsecured Notes	67,857	32,857	28,572	6,428	—
Other Debt Obligations	9,120	134	281	147	8,558
Convertible Debentures	150,000	—	—	—	150,000
Operating Lease Commitments	27,997	7,171	9,608	3,351	7,867
Standby Letters of Credit	13,884	—	—	—	—
Total Contractual Cash Obligations	$ 421,061	$ 40,162	$ 190,664	$ 9,926	$ 166,425


Capital Expenditures
In Millions of Dollars
$16.2
$28.2
$22.0
01
02
03

Recreation & Leisure


SPRINTER

Spartech PEP's Weatherable Korad® Laminate Is Regularly Utilized In Recreational Vehicles

In November 2000, we entered into an interest rate swap for $125 million of our fixed LIBOR loans outstanding. Under the swap arrangement, our LIBOR rate is fixed at 6.06%, plus the borrowing margin, until November 2004. This swap arrangement is accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

On May 30, 2002, we completed a public offering of 9,487,500 shares of our common stock. These shares represented 7,063,125 shares of common stock of the Company owned by two selling shareholders and 2,424,375 new shares issued by the Company. The common stock was sold to the public at $22.00 per share. The net proceeds received by the Company from the sale of the primary shares, $50.7 million, were principally used to finance the GWB acquisition. In October 2003, we registered 6 million shares of the Company's common stock in a shelf registration statement for primary offering by the Company. Periodically we have utilized the proceeds from equity offerings to finance acquisitions and other investing activities of the Company. These shares may be used in the future to continue to fund such investments.

Our current credit facilities contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial and debt service ratios and net worth levels. The most restrictive covenant regarding borrowings is the ratio of total debt to operating earnings plus depreciation and amortization contained in our primary credit facility. This debt ratio covenant would have allowed additional borrowings of $94.0 million as of November 1, 2003. In addition, our combined payment of dividends on our common stock and the repurchase of common shares for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997. At November 1, 2003, we had approximately $46.7 million of unrestricted retained earnings available for such payments. Future dividends are expected to be paid from future earnings. The most restrictive covenant regarding our operations is the debt service coverage ratio in our primary credit facility. While we were in compliance with such covenants in 2003 and currently expect to be in compliance during 2004, our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness, which could adversely impact our business, financial condition, and results of operations.


Total Debt
In Millions of Dollars
$288.7
$238.3
$229.2
01
02
03

We anticipate that cash flows from operations, together with the financing and borrowings under our bank credit facility, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures for at least the next year.

Significant Accounting Policies, Estimates and Judgments

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies, estimates and judgments which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- **Revenue Recognition** – We recognize revenue as the product is shipped and title passes to the customer. We manufacture our products either to standard specifications or to custom specifications agreed upon with the customer in advance, and we inspect our products prior to shipment to ensure that these specifications are met. We continuously monitor and track product returns, which have historically been within our expectations and the provisions established. Despite our efforts to improve our quality and service to customers, we cannot guarantee that we will continue to experience the same, or better return rates, than we have in the past. Any significant increase in returns could have a material negative impact on our operating results.

Building & Construction



New Garage Doors Are Typically Manufactured Utilizing Spartech Plastic's Extruded Sheet

- **Accounts Receivable** – We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

- **Inventories** – We value inventories at the lower of actual cost to purchase or manufacture the inventory or the current estimated market value of the inventory. We also buy scrap and recyclable material (including regrind material) to be used in future production runs. We record these inventories initially at purchase price and, based on the inventory aging and other considerations for realizable value, we write down the carrying value to brokerage value, where appropriate. We regularly review inventory on hand and record provisions for obsolete inventory. A significant increase in the demand for our raw materials could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, most of our business is custom products, where the loss of a specific customer could increase the amount of excess or obsolete inventory on hand. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and the operating results.

- **Acquisition Accounting** – We have made several acquisitions in recent years. All of these acquisitions have been accounted for in accordance with the purchase method, and accordingly, the results of operation were included in our Consolidated Statement of Operations from the respective date of acquisition. The purchase price has been allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the net identifiable assets acquired is recorded as goodwill. The initial allocation of purchase price is based on preliminary information, which is subject to adjustments upon obtaining complete valuation information. While the delayed finalization of a purchase price has historically not had a material impact on the consolidated results of operations, we cannot guarantee the same results in future acquisitions.

Lawn & Garden



Rubbermaid Garden Carts Utilize Spartech Industries Thermoplastic Wheels

- **Valuation of Long-Lived Assets** – We review the carrying value of our long-lived assets whenever events and changes in business indicate the carrying value of the assets may not be recoverable. We recognize impairment losses if expected future cash flows of the related assets (based on our current projections of anticipated future cash flows) are less than carrying value or where assets that are held for sale are deemed to be valued in excess of the expected amount to be realized upon sale. While we believe our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.


Total Goodwill
In Millions of Dollars
$292.6
$318.8
$334.4
01
02
03

- **Contingencies** – The Company is involved in litigation in the ordinary course of business, including environmental matters. Our policy is to record expense for contingencies when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Estimating probable losses requires assessment of multiple outcomes that often depends on management's judgments regarding, but not limited to, potential actions by third parties such as regulators. The final resolution of these contingencies could result in expenses different than current accruals, and therefore have a material impact on our consolidated financial results in a future reporting period.

Recently Issued Accounting Standards

In January 2003, the Emerging Issues Task Force reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This issue requires that cash consideration received by a customer from a vendor be recorded as a reduction of cost of sales within a company's results of operations, excluding payments received when a customer sells products and services to the vendor as well as reimbursement of costs incurred by the customer in selling the vendor's product. This issue also requires rebates or refunds provided to a customer as the result of achieving certain purchase levels or other defined measures to be recorded as a reduction of cost of sales. If the rebate or refund is probable and reasonably estimable, it can be allocated over the time period in which it is earned. The adoption of this consensus did not have a material effect on the Company's financial position or results of operations.


Debt Repayments
In Millions of Dollars, Excluding Acquisitions and Divestitures
$41.2
$55.1
$37.1
01
02
03

In December 2003, the Financial Accounting Standards Board (FASB) reissued Revised Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defines when a business enterprise should consolidate a variable interest entity and applies in the first fiscal year or interim period ending after December 15, 2003, to entities in which an enterprise holds a variable interest. We are in process of assessing the impact of this interpretation on the Company's ability to consolidate the trusts holding the Company-Obligated, Mandatorily Redeemable Convertible Preferred Securities ("preferred securities"). If the Company is no longer allowed to consolidate the trusts, we will be required to reclassify the preferred securities to long-term debt. The adoption of this interpretation will not have a material effect on the Company's results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement clarifies the definition of a liability, as currently defined under FASB Concepts Statement No. 6 "Elements of Financial Statements," as well as other items. The statement requires that financial instruments that embody an obligation of an issuer be classified as a liability. Furthermore, the standard provides guidance for the initial and subsequent measurement as well as disclosure requirements of these financial instruments. SFAS No. 150 is effective for financial instruments for interim periods beginning after June 15, 2003. The adoption of this statement did not have a material effect on the Company's financial position or results from operations because the Company's Company-Obligated, Mandatorily Redeemable Convertible Preferred Securities are contingently redeemable, not redeemable at a determinable date or upon an event certain to occur.

Forward-Looking Statements

This Report contains certain forward-looking statements, defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements, and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including changes in the availability and cost of raw materials, the level of financial leverage and restrictions from our indebtedness agreements, decreases in our level of sales or operating profits, the volatility or decline of our stock price, the requirement to pay substantial remediation costs or regulatory fines, unanticipated events that may prevent us from competing in existing or new markets, and our ability to successfully complete or integrate acquisitions. Investors are also directed to the discussion of risks and uncertainties associated with forward-looking statements contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.


Total Interest & Distributions
In Millions of Dollars
$34.8
$26.8
$25.0
01
02
03

Consolidated Balance Sheet

(Dollars in thousands)	November 1, 2003	November 2, 2002
Assets		
Current Assets		
Cash and equivalents	$ 3,779	$ 7,511
Receivables, net of allowance of $3,737 in 2003 and $4,058 in 2002	149,546	124,966
Inventories	99,671	95,190
Prepaids and other	11,052	10,983
Total Current Assets	264,048	238,650
Property, Plant and Equipment, Net	283,924	280,474
Goodwill	334,392	318,841
Other Intangible Assets	24,974	16,360
Other Assets	8,611	10,929
	$ 915,949	$ 865,254
Liabilities and Shareholders' Equity		
Current Liabilities		
Current maturities of long-term debt	$ 32,991	$ 21,087
Accounts payable	97,586	83,668
Accrued liabilities	35,178	34,173
Total Current Liabilities	165,755	138,928
Long-term debt, less current maturities	196,189	217,245
Deferred taxes	78,568	62,979
Other liabilities	3,079	5,404
Total Long-Term Liabilities	277,836	285,628
Company-Obligated, Mandatorily Redeemable Convertible Preferred Securities of Spartech Capital Trusts Holding Solely Convertible Subordinated Debentures	150,000	150,000
Shareholders' Equity		
Common stock, 30,460,682 shares issued in 2003 and 2002	22,846	22,846
Contributed capital	139,243	140,213
Retained earnings	191,912	169,518
Treasury stock, at cost, 1,108,381 shares in 2003 and 1,175,228 shares in 2002	(27,142)	(28,701)
Accumulated other comprehensive loss	(4,501)	(13,178)
Total Shareholders' Equity	322,358	290,698
	$ 915,949	$ 865,254

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share amounts)	Fiscal Year 2003	2002	2001
Net Sales	**$ 956,160**	$ 898,308	$ 937,059
Costs and Expenses			
Cost of sales	**822,147**	763,145	785,010
Selling, general, and administrative	**53,540**	53,624	55,996
Write-down of long-lived assets	**—**	—	5,550
Amortization of intangibles	**2,187**	660	8,129
	877,874	817,429	854,685
Operating Earnings	**78,286**	80,879	82,374
Interest	**14,715**	16,566	24,571
Distributions on preferred securities of Spartech Capital Trusts	**10,250**	10,250	10,250
Earnings Before Income Taxes	**53,321**	54,063	47,553
Income taxes	**19,218**	19,793	17,650
Net Earnings	**$ 34,103**	$ 34,270	$ 29,903
Net Earnings Per Common Share			
Basic	**$ 1.17**	$ 1.23	$ 1.12
Diluted	**$ 1.15**	$ 1.21	$ 1.11

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Dollars in thousands)

	Common Stock	Contributed Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, October 28, 2000	$ 21,039	$ 95,241	$ 126,149	$ (25,306)	$ (6,101)	$ 211,022
Comprehensive income:						
Net earnings	—	—	29,903	—	—	29,903
Other comprehensive income (Loss):						
Translation adjustments	—	—	—	—	(2,381)	(2,381)
Cash flow hedge adjustments, net of tax of $3,558	—	—	—	—	(5,749)	(5,749)
Comprehensive income						21,773
Stock options exercised	—	(1,002)	—	3,643	—	2,641
Cash dividends	—	—	(10,143)	—	—	(10,143)
Treasury stock purchases	—	—	—	(8,747)	—	(8,747)
Balance, November 3, 2001	$ 21,039	$ 94,239	$ 145,909	$ (30,410)	$ (14,231)	$ 216,546
Comprehensive income:						
Net earnings	—	—	34,270	—	—	34,270
Other comprehensive income (Loss):						
Translation adjustments	—	—	—	—	1,518	1,518
Cash flow hedge adjustments, net of tax of $288	—	—	—	—	(465)	(465)
Comprehensive income						35,323
Common stock issuance	1,807	48,856	—	—	—	50,663
Stock options exercised	—	(2,882)	—	8,423	—	5,541
Cash dividends	—	—	(10,661)	—	—	(10,661)
Treasury stock purchases	—	—	—	(6,714)	—	(6,714)
Balance, November 2, 2002	$ 22,846	$ 140,213	$ 169,518	$ (28,701)	$ (13,178)	$ 290,698
Comprehensive income:						
Net earnings	—	—	**34,103**	—	—	**34,103**
Other comprehensive income (Loss):						
Translation adjustments	—	—	—	—	**6,038**	**6,038**
Cash flow hedge adjustments, net of tax of $ (1,633)	—	—	—	—	**2,639**	**2,639**
Comprehensive income						**42,780**
Stock options exercised	—	**(970)**	—	**4,275**	—	**3,305**
Cash dividends	—	—	**(11,709)**	—	—	**(11,709)**
Treasury stock purchases	—	—	—	**(2,716)**	—	**(2,716)**
Balance, November 1, 2003	**$ 22,846**	**$ 139,243**	**$ 191,912**	**$ (27,142)**	**$ (4,501)**	**$ 322,358**

See accompanying notes to consolidated financial statements.

(Dollars in thousands)	2003	2002	2001
	Fiscal Year		
Cash Flows from Operating Activities			
Net earnings	**$ 34,103**	$ 34,270	$ 29,903
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**31,566**	28,120	34,921
Write-down of long-lived assets	**—**	—	5,550
Change in current assets and liabilities, net of effects of acquisitions and divestitures:			
Receivables	**(18,472)**	(1,380)	20,661
Inventories	**(713)**	1,879	(2,003)
Prepaids and other	**(2,192)**	2,063	840
Accounts payable	**10,975**	3,871	(19,439)
Accrued liabilities	**(3,881)**	6,023	(7,584)
Other, net	**15,294**	12,224	7,604
Net cash provided by operating activities	**66,680**	87,070	70,453
Cash Flows from Investing Activities			
Capital expenditures	**(22,009)**	(28,217)	(16,237)
Business (acquisitions) divestitures	**(27,589)**	(49,092)	22,313
Dispositions of assets	**293**	492	1,300
Net cash provided (used) for investing activities	**(49,305)**	(76,817)	7,376
Cash Flows from Financing Activities			
Bank borrowings for acquisitions	**27,589**	4,690	—
Payments on bank credit facilities from divestitures	**—**	—	(22,313)
Payments on bank credit facilities	**(36,916)**	(54,698)	(40,406)
Payments on bonds and leases	**(150)**	(374)	(791)
Issuance of common stock	**—**	50,663	—
Cash dividends on common stock	**(11,709)**	(10,661)	(10,143)
Stock options exercised	**3,331**	5,541	2,641
Treasury stock acquired	**(3,462)**	(6,714)	(8,747)
Net cash used by financing activities	**(21,317)**	(11,553)	(79,759)
Effect of exchange rate changes on cash and equivalents	**210**	239	7
Decrease in cash and equivalents	**(3,732)**	(1,061)	(1,923)
Cash and Equivalents at Beginning of Year	**7,511**	8,572	10,495
Cash and Equivalents at End of Year	**$ 3,779**	$ 7,511	$ 8,572

(Dollars in thousands, except per share amounts)

1) Significant Accounting Policies

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 included 53 weeks, while 2002 and 2003 each included 52 weeks.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its controlled affiliates. All intercompany transactions and balances have been eliminated. Investments in entities of 20 to 50 percent of the outstanding capital stock of an entity is accounted for by the equity method.

Foreign Currency Translation - Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included in a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of November 1, 2003 or November 2, 2002.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories - Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the related assets as shown below and totaled $29,379, $27,460, and $26,792 in fiscal years 2003, 2002, and 2001, respectively.

	Years
Buildings and improvements	20-25
Machinery and equipment	12-16
Furniture and fixtures	5-10

Major additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

Acquisitions - Acquisitions are accounted for by the purchase method, and accordingly, the results of operations are included in the Company's Statement of Operations from the respective date of acquisition. The purchase price is allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the identifiable assets acquired is recorded as goodwill. Identifiable intangible assets with definite lives are amortized as expense over the estimated periods to be benefited. Intangible assets with indefinite lives, including goodwill, are not subject to periodic amortization, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

Financial Instruments - The Company selectively uses derivative financial instruments to manage its interest costs as well as its balance of floating rate and fixed rate financings. No credit loss is anticipated, as the counterparties to these agreements are major financial institutions with high credit ratings. The Company does not enter into derivatives for trading purposes. The net amount paid or received under an interest rate swap agreement is recorded as interest expense.

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying derivatives designated as fair value hedges allows a derivative's gains and losses to be offset in the income statement by the related change in the fair value of the hedged item. Special accounting for qualifying derivatives designated as cash flow hedges, allows the effective portion of a derivative's gains and losses to be reported as a component of accumulated other comprehensive loss and reclassified into earnings in the period during which the hedged transaction affects earnings.

The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, accounts receivable, accounts payable, and accrued liabilities - the carrying value of these instruments approximates fair value due to their short-term nature;

- Derivative financial instruments - based upon quoted market prices or market prices for instruments with similar terms and maturities; and

- Long-term debt (including bank credit facilities) and mandatorily redeemable convertible preferred securities - based on quoted, current market prices for the same or similar issues. As of November 1, 2003, the fair value of long-term debt was $226,524 as compared to its carrying amount of $229,180 and the fair value of the convertible preferred securities was $162,760 as compared to the carrying amount of $150,000.

Stock Based Compensation - In 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide transition methods for a voluntary change to measuring compensation cost in connection with employee share option plans using a fair value based method. We continue to use the intrinsic value based method and do not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the market price at the time of grant. As a result, the adoption of SFAS No. 148 had no impact on our results of operations or financial position. Had the fair value based provisions of SFAS No. 123 been adopted by the Company, the effect on net income and earnings per common share for fiscal 2003, 2002, and 2001 would have been as follows:

	2003	2002	2001
Net Earnings as Reported	**$ 34,103**	$ 34,270	$ 29,903
Deduct fair value of options granted	**1,592**	2,519	1,020
Pro Forma Net Earnings	**$ 32,511**	31,751	28,883
Earnings Per Share			
As Reported:			
Basic	**$ 1.17**	$ 1.23	$ 1.12
Diluted	**1.15**	1.21	1.11
Pro Forma:			
Basic	**$ 1.11**	$ 1.14	$ 1.09
Diluted	**1.10**	1.12	1.08

Using the Black-Scholes option-pricing model, the estimated weighted-average fair value of options granted during fiscal 2003, 2002, and 2001 is as follows:

	2003	2002	2001
Weighted Average Fair Value	**$ 5.58**	$ 6.91	$ 3.32
Assumptions:			
Expected Dividend Yield	**2.0%**	2.0%	3.0%
Expected Volatility	**35%**	35%	30%
Risk-Free Interest Rates	**2.52-3.50%**	4.38-5.14%	4.76-5.17%
Expected Lives	**5 years**	5 years	5 years

The effects of applying SFAS No. 123 in the pro forma disclosure are not necessarily indicative of the effects that may be realized in future years.

Revenue Recognition - The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer in accordance with U.S. generally accepted accounting principles as well as the Securities and Exchange Commission's Staff Accounting Bulletin No.101. Shipping and handling costs associated with the shipment of goods are recorded as costs of sales in the consolidated statement of operations.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards and then assessed (including the anticipation of future income) to determine the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2) Acquisitions, Divestitures, and Facility Restructurings

On September 30, 2003, the Company completed the purchase of certain assets and entered into a supply agreement with Wilbert Inc.'s TriEnda Division located in Portage, Wisconsin. The acquired business was a "captive" (internal consumption) manufacturer of extruded sheet, primarily for the TriEnda line of reusable shipping and material handling containers. The total purchase price for these assets will be approximately $5,500. Cash of $4,000 was paid on the transaction date with the remainder to be settled upon completion of the working capital adjustment.

On March 31, 2003, the Company completed its acquisition of Polymer Extruded Products, Inc. (PEP), a manufacturer of weatherable film laminates and cellulose specialty extruded products. PEP had annual sales of approximately $21,000 for calendar year 2002, with nearly $4,000 of those sales to Spartech's Custom Sheet & Rollstock segment. The cash paid for this acquisition of $23,761 was allocated to the assets acquired and liabilities assumed of $32,724 and $8,963, respectively (acquired assets included $14,484 of goodwill, $1,887 of which is deductible for tax purposes, non-compete agreements and customer relationships totaling $1,900 with amortization periods of 5 years, and a trademark of $8,900 which was determined to have an indefinite life). This acquisition was funded through our existing bank credit facility.

On June 4, 2002, the Company completed its acquisition of GWB Plastics Holding Co. (GWB), which is the parent of two operating companies, UVTEC and PolyTech South. These businesses generated net sales of approximately $40,000 during the 12 months prior to the acquisition. The final purchase price of $47,228 was allocated to the assets acquired (including $23,675 of goodwill – $17,747 of which is deductible for tax purposes, non-compete agreements and customer contacts totaling $4,990 with amortization periods of 3 to 5 years, and product formulations totaling $12,030 with an amortization period of 15 years) and liabilities assumed of $52,157 and $4,929, respectively. The purchase was financed through proceeds from our May 30, 2002 common stock offering of 2.4 million shares at $22 per common share.

Effective July 19, 2001, the Company completed the sale of its custom molded product businesses based in Canada for approximately $25,000 to a group of former managers. These two businesses, Spartech Industries - Thin-Wall Containers and Spartech Industries - Custom Molded Products, consisted of three production facilities (two in Ontario and one in Quebec) and represented approximately $23,000 of the Company's fiscal 2001 sales. The proceeds consisted of approximately $23,000 in cash and a $2,000 five-year, interest-bearing note.

During fiscal 2001, the Company implemented a series of cost reduction actions to further streamline its core operations, increase production efficiencies, and strengthen the Company's position for future growth. These streamlining efforts included the closing of three plant facilities. In connection with these efforts, the Company recorded $9,090 in non-recurring pre-tax expenses in the third quarter. The non-recurring expenses consisted of $5,550 related to writedowns for the impairment of long-lived assets and $3,540 related to severance, phase out, and other exit costs recorded in cost of sales. The impairment charges adjusted the carrying values of the affected assets to an estimate of fair value less the cost to sell. Most of the activities occurred in fiscal 2001 with the balance completed in fiscal 2002.

3) Inventories

Inventories at November 1, 2003 and November 2, 2002 are comprised of the following components:

	2003	2002
Raw materials	$ 57,414	$ 55,207
Finished goods	42,257	39,983
	$ 99,671	$ 95,190

4) Property, Plant and Equipment

Property, plant and equipment consisted of the following at November 1, 2003 and November 2, 2002:

	2003	2002
Land	$ 12,247	$ 10,997
Buildings and leasehold improvements	74,264	72,487
Machinery and equipment	361,684	329,974
Furniture and fixtures	9,537	9,062
	457,732	422,520
Less accumulated depreciation	173,808	142,046
Property, plant and equipment, net	$ 283,924	$ 280,474

5) Goodwill and Other Intangible Assets

During fiscal year 2001 and prior periods, amortization of goodwill and intangible assets was charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, among other things, eliminated the amortization of goodwill and certain identified intangible assets. Effective November 4, 2001, the Company adopted SFAS No. 142, and as such, intangible assets, including goodwill, not subject to amortization will be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

As required by SFAS No. 142, the results for prior periods have not been restated. A reconciliation of net earnings and per share amounts for fiscal year 2001 is presented below as if SFAS No. 142 had been adopted at the beginning of that period.

	2001
Reported Net Earnings	$ 29,903
Add back: goodwill amortization (net of tax)	6,164
Adjusted Net Earnings	$ 36,067
Basic Net Earnings Per Share:	
Reported Net Earnings	$ 1.12
Add back: goodwill amortization (net of tax)	.23
Adjusted Net Earnings	$ 1.35
Diluted Net Earnings Per Share:	
Reported Net Earnings	$ 1.11
Add back: goodwill amortization (net of tax)	.21
Adjusted Net Earnings	$ 1.32

Amortization expense for intangible assets totaled $2,187 in 2003 and $660 in 2002. At November 1, 2003, accumulated amortization of the non-compete & customer contracts, and product formulations was $1,775 and $1,136, respectively. Amortization expense for our current amortizable intangible assets over the next five fiscal years is estimated to be: 2004—$2,347, 2005—$2,104, 2006—$1,930, 2007—$1,680, and 2008—$961.

The Company's changes in the carrying amount of goodwill for the years ended November 1, 2003 and November 2, 2002 are as follows:

	Custom Sheet	Color & Compounds	Molded & Profile	Total
Balance, November 3, 2001	$ 182,900	$ 72,062	$ 37,614	$ 292,576
Goodwill acquired	$ 2,905	$ 23,360	$ —	$ 26,265
Balance, November 2, 2002	$ 185,805	$ 95,422	$ 37,614	$ 318,841
Goodwill acquired	**$ 15,236**	**$ 315**	**$ —**	**$ 15,551**
Balance, November 1, 2003	**$ 201,041**	**$ 95,737**	**$ 37,614**	**$ 334,392**

Total accumulated amortization for goodwill at November 1, 2003 and November 2, 2002 is $29,773.

6) Long-Term Debt

Long-term debt is comprised of the following at November 1, 2003 and November 2, 2002:

	2003	2002
7.0% Senior Unsecured Notes	**$ 40,714**	$ 47,143
7.62% Guaranteed Senior Unsecured Notes	**12,857**	17,143
7.21% Senior Unsecured Notes	**14,286**	21,429
Bank Credit Facilities	**152,203**	140,268
Other	**9,120**	12,349
	229,180	238,332
Less current maturities	**32,991**	21,087
Total long-term debt	**$ 196,189**	$ 217,245

The Company's unsecured bank credit facility provides an aggregate availability of $250,000 and expires February 25, 2005. Borrowings under this facility are classified as long-term, as no paydowns of the aggregate facilities are required within the next fiscal year. The Company's Canadian entity has an additional Canadian $10,000 revolving facility in Canada. The total capacity under these bank credit facilities was $257,577 at November 1, 2003. Interest on the bank credit facilities is payable at a rate chosen by the Company of either prime or LIBOR plus a 0.625% to 1.25% borrowing margin and the agreement requires a fee of 0.15% to 0.30% for any unused portion of the facilities. At November 1, 2003, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $150,900 at 2.13%-2.25% in the U.S. for one to three month periods (LIBOR loans totaled $135,000 at 2.81%-2.88% in the U.S. and $2,568 at 3.62% in Canada on November 2, 2002). The remaining bank credit facility borrowings were at the current prime rate (November 1, 2003 of $1,000 at 4% and November 2, 2002 of $2,700 at 4.75% in the U.S. and November 1, 2003 of $303 at 4.75% in Canada). The Company has a $125,000 interest rate swap agreement through November 2004 under which it pays interest at 6.06% and receives interest at LIBOR plus the borrowing margin . We have designated the swap as a cash flow hedge of the LIBOR borrowings under the bank credit facilities.

On August 22, 1997, the Company completed a private placement of 7.0% Senior Unsecured Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 that commenced on August 22, 2001 and the Series B 1997 Notes do not require principal payments before becoming due on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year. On September 27, 1996, the Company completed a $30,000 private placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 that commenced on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year. On August 15, 1995, the Company completed a $50,000 private placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

The other debt consists of industrial revenue bonds utilized to finance capital expenditures. These financings mature between 2004 and 2020 and have interest rates ranging from 1.25% to 3.75%.

Scheduled maturities of long-term debt for the next five fiscal years are: 2004-$32,991; 2005-$170,199; 2006-$10,857; 2007-$6,575; and 2008-$100. The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

4) Convertible Preferred Securities

On February 18, 2000, the Company issued $100,000 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facility. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by SPARTECH. The debentures:

- Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares;
- Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 104.9% of the principal amount plus accrued interest through March 1, 2004. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2010; and
- Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

On March 5, 1999, the Company issued $50,000 of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facilities. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $50,000 private placement of 6.5% convertible preferred securities of the trust, having an aggregate liquidation preference of $50,000 and guaranteed by the Company. The debentures:

- Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;
- Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 103.9% of the principal amount plus accrued interest through March 1, 2004. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2009; and
- Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.

8) Shareholders' Equity & Stock Options

The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

In April 2001, the Company adopted a Shareholder Rights Plan by declaring a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of the Company's common stock. The Rights will initially trade with, and will be inseparable from, the common stock. Prior to exercise, a Right does not give its holder any dividend, voting, or liquidation rights. Under certain circumstances, a Right may be exercised to purchase one one-thousandth of a share of Series Z Preferred Stock for $70 per share. The Rights become exercisable, subject to certain exceptions, if a new person or group acquires beneficial ownership of 15% or more, to purchase shares of the Company's common stock with a market value of $140.00, for $70.00 per Right. The Rights will expire on April 2, 2011 and may be redeemed by the Company for $.01 per Right at any time before a new person or group becomes a beneficial owner of 15% or more of the Company's outstanding common stock.

The Company has a Stock Option Plan for executive officers, key employees, and directors. The minimum exercise price is the fair market value per share at the date of grant. Options are granted with lives ranging from 5-10 years and vest over a four-year period. No more than 3,000,000 shares may be issued as incentive stock options under the plan, and the maximum number of shares issuable annually under the plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at the prior year end. Subject to the limitations discussed above, the number of options granted pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors.

A summary of the combined activity for the Company's stock options for fiscal years 2003, 2002, and 2001 follows (shares in thousands):

	2003		2002		2001	
	Shares Under Option	**Weighted Average Exercise Price**	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of year	**2,382**	**$19.23**	2,463	$16.67	2,475	$15.86
Granted	**461**	**$18.74**	576	$21.38	489	$12.48
Exercised	**(250)**	**$15.25**	(609)	$10.99	(481)	$ 7.01
Canceled/Expired	**(71)**	**$20.78**	(48)	$18.36	(20)	$22.09
Outstanding, end of year	**2,522**	**$19.50**	2,382	$19.23	2,463	$16.67
Exercisable, end of year	**1,443**		1,453		1,681	

Information with respect to options outstanding at November 1, 2003 follows (shares in thousands):

	Outstanding		**Weighted**	**Exercisable**	
		Average	**Remaining**		**Average**
Range of Exercise Prices	**Shares**	**Exercise Price**	**Contractual Life**	**Shares**	**Exercise Price**
$10.88 - 15.88	**818**	**$13.90**	**5.2 years**	**655**	**$14.57**
$16.00 - 21.00	**579**	**$17.91**	**8.0 years**	**155**	**$17.54**
$21.10 -25.48	**680**	**$21.64**	**8.1 years**	**191**	**$21.74**
$27.00 - 28.94	**445**	**$28.59**	**4.6 years**	**442**	**$28.60**
	2,522			**1,443**	

9) Income Taxes

The provision for income taxes for fiscal years 2003, 2002, and 2001 is comprised of the following:

	2003	2002	2001
Federal:			
Current	**$ 8,614**	$ 8,651	$ 9,104
Deferred	**6,984**	6,890	5,338
State	**2,475**	2,393	1,833
Foreign	**1,145**	1,859	1,375
Provision for income taxes	**$ 19,218**	$ 19,793	$ 17,650

Earnings before income taxes for 2003, 2002, and 2001 include $3,762, $5,329, and $4,016, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

	2003	2002	2001
Federal income taxes at statutory rate	**$ 18,662**	$ 18,922	$ 16,644
State income taxes, net of applicable Federal income tax benefits	**1,609**	1,555	1,191
Other	**(1,053)**	(684)	(185)
	$ 19,218	$ 19,793	$ 17,650

At November 1, 2003 and November 2, 2002, the Company's principal components of deferred tax assets and liabilities consisted of the following:

	2003	2002
Deferred tax assets:		
Bad debt reserves	**$ 1,319**	$ 1,398
Inventories	**1,187**	318
Accrued liabilities	**4,782**	9,827
	$ 7,288	$ 11,543
Deferred tax liabilities:		
Depreciation	**$ 57,540**	$ 52,951
Goodwill and other intangibles	**24,289**	15,137
	$ 81,829	$ 68,088

At November 1, 2003 and November 2, 2002, the net current deferred tax asset was $4,027 and $6,434, respectively, and the net noncurrent deferred tax liability was $78,568 and $62,979, respectively.

As of November 1, 2003, no deferred taxes have been provided on the $21,825 in accumulated earnings of the Company's foreign subsidiaries that are not subject to United States income tax. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so.

0) Earnings Per Share

Basic earnings per share excludes any dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for fiscal years 2003, 2002, and 2001, was as follows (shares in thousands):

	2003		2002		2001	
	Earnings	**Shares**	Earnings	Shares	Earnings	Shares
Basic Earnings Per Share	**$ 34,103**	**29,268**	$ 34,270	27,895	$ 29,903	26,697
Effect of stock options	**—**	**299**	—	484	—	445
Effect of convertible preferred securities	**—**	**—**	—	—	2,086	1,554
Diluted Earnings Per Share	**$ 34,103**	**29,567**	$ 34,270	28,379	$ 31,989	28,696

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible preferred securities represents the shares resulting from the assumed conversion using the "if converted" method and the add back of the distributions on preferred securities after tax for the assumed conversion at the beginning of each year. All convertible preferred securities were antidilutive in fiscal years 2003 and 2002. The calculation of diluted earnings per share excluded 4,577,838 potentially dilutive shares, and the benefit of an interest expense add-back of approximately $6,500, net of tax, in both years. In fiscal 2001, only a portion of these securities were antidilutive, and the diluted earnings per share calculation excluded 3,024,213 potentially dilutive shares, and $4,361 in interest expense benefit, net of tax.

11) Employee Benefits

The Company sponsors or contributes to various defined contribution retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 2003, 2002, and 2001 was $2,530, $2,742, and $3,084, respectively.

12) Cash Flow Information

Supplemental information on cash flows for fiscal years 2003, 2002, and 2001 was as follows:

	2003	2002	2001
Cash paid during the year for:			
Interest	$ **26,690**	$ 28,267	$ 36,084
Income taxes	$ **8,896**	$ 4,507	$ 9,863
Schedule of business acquisitions/divestitures:			
Fair value of assets acquired (disposed)	$ **37,937**	$ 57,521	$ (31,219)
Liabilities (assumed) transferred	**(10,348)**	(5,589)	4,019
Non-cash consideration/holdback payments	**—**	(2,840)	4,887
Total cash paid (received)	$ **27,589**	$ 49,092	$ (22,313)

13) Commitments and Contingencies

The Company conducts certain of its operations in facilities under operating leases. Rental expense for fiscal years 2003, 2002, and 2001, was $10,657, $9,264, and $8,967, respectively. Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2004—$7,171; 2005—$5,563; 2006—$4,045; 2007—$3,351, 2008—$2,449, and $5,418 thereafter.

In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including Spartech, regarding the Lower Passiac River. Management expects that an environmental study will be conducted to determine the extent and sources of contamination at this site. Management believes it is possible that the ultimate liability from this issue could materially differ from the Company's $375 accrual as of November 1, 2003. Due to uncertainties inherent in this matter, management is unable to estimate the Company's possible exposure upon the ultimate outcome of this issue. These uncertainties primarily include the completion and outcome of the environmental study and the percentage of contamination attributable to Spartech and other parties.

The Company is also subject to various other claims, lawsuits, and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability, employment, and other matters, several of which claim substantial amounts of damages. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these claims, lawsuits, and administrative proceedings, the Company believes that the outcome of these other matters will not have a material adverse effect on the Company's financial position or results of operations.

14) Segment Information

The Company's forty-seven facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in Note 1. A description of reportable segments for the Company follows:

Custom Sheet & Rollstock - This segment has twenty-six manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, laminates, and cell cast acrylic sheet in North America. The segment's finished products are formed by its customers for use in a wide variety of markets.

Color & Specialty Compounds - This segment operates fourteen plants throughout North America and Europe. The Color & Specialty Compounds segment manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

Molded & Profile Products - This segment has seven North American facilities which manufacture a number of proprietary items. These include injection molded products, complete thermoplastic wheels and tires, and profile extruded products.

Corporate & Other includes unallocated corporate office expenses and other non-allocated expenses. Assets included in Corporate & Other consist primarily of deferred taxes, cash & cash equivalents.

	2003	2002	2001
Net Sales			
Custom Sheet & Rollstock	**$ 628,535**	$ 600,486	$ 621,866
Color & Specialty Compounds	**263,034**	235,728	227,809
Molded & Profile Products	**64,591**	62,094	87,384
Total Net Sales	**$ 956,160**	$ 898,308	$ 937,059
Operating Earnings			
Custom Sheet & Rollstock	**$ 63,096**	$ 62,294	$ 66,589
Color & Specialty Compounds	**20,986**	25,721	24,767
Molded & Profile Products	**5,393**	3,496	8,571
Corporate & Other	**(11,189)**	(10,632)	(17,553)
Total Operating Earnings	**$ 78,286**	$ 80,879*	$ 82,374*
Assets			
Custom Sheet & Rollstock	**$ 558,312**	$ 509,513	$ 527,388
Color & Specialty Compounds	**259,381**	254,371	210,752
Molded & Profile Products	**84,514**	77,252	64,059
Corporate & Other	**13,742**	24,118	12,904
Total Assets	**$ 915,949**	$ 865,254	$ 815,103
Depreciation and Amortization			
Custom Sheet & Rollstock	**$ 17,561**	$ 16,364	$ 20,011
Color & Specialty Compounds	**10,646**	8,705	9,502
Molded & Profile Products	**3,021**	2,608	5,130
Corporate & Other	**338**	443	278
Total Depreciation and Amortization	**$ 31,566**	$ 28,120	$ 34,921
Capital Expenditures			
Custom Sheet & Rollstock	**$ 10,345**	$ 16,062	$ 7,915
Color & Specialty Compounds	**6,698**	6,153	3,097
Molded & Profile Products	**2,565**	4,357	4,567
Corporate & Other	**2,401**	1,645	658
Total Capital Expenditures	**$ 22,009**	$ 28,217	$ 16,237

* Total Operating Earnings for 2001 are reduced by the pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant closedown costs ($8,080 reflected as Corporate & Other) and total operating earnings for 2002 benefited from the elimination of $8,129 of goodwill amortization incurred in the prior year.

In addition to external sales to customers, intersegment sales were $36,948, $25,950, and $27,544 for the fiscal years ended 2003, 2002, and 2001, respectively. Most intersegment sales were generated from our Color & Specialty Compounds segment.

The Company operates in five reportable geographic areas - the United States, Canada, Mexico, Europe, and Asia & Other. Geographic financial information for fiscal years 2003, 2002, and 2001 was as follows:

	Net Sales			Property, Plant and Equipment, Net		
	2003	2002	2001	**2003**	2002	2001
United States	**$ 815,009**	$ 776,749	$ 809,632	**$ 239,825**	$ 258,827	$ 253,484
Canada	**79,023**	74,312	92,338	**26,500**	19,061	17,200
Mexico	**31,400**	23,070	15,215	**14,192**	—	—
Europe	**19,382**	15,923	14,415	**3,407**	2,586	3,471
Asia & Other	**11,346**	8,254	5,459	**—**	—	—
	$ 956,160	$ 898,308	$ 937,059	**$ 283,924**	$ 280,474	$ 274,155

15) Comprehensive Income

Comprehensive Income is an entity's change in equity during the period related to transactions, events, and circumstances from non-owner sources. Accumulated other comprehensive loss consisted of foreign currency translation adjustments of $926 and $6,964, and cash flow hedge adjustments of $3,575 and $6,214 at November 1, 2003 and November 2, 2002, respectively.

16) Quarterly Financial Information

Certain unaudited quarterly financial information for the fiscal years ended November 1, 2003 and November 2, 2002 was as follows:

	Quarter Ended				Fiscal Year
	Jan	April	July	Oct	
2003					
Net Sales	**$ 213,700**	**$ 250,488**	**$ 238,870**	**$ 253,102**	**$ 956,160**
Gross Profit	**29,230**	**36,035**	**33,090**	**35,658**	**134,013**
Net Earnings	**6,158**	**10,541**	**8,147**	**9,257**	**34,103**
Net Earnings Per Share – Basic	**.21**	**.36**	**.28**	**.32**	**1.17**
– Diluted	**.21**	**.36**	**.28**	**.31**	**1.15**
2002					
Net Sales	$ 190,668	$ 233,204	$ 237,242	$ 237,194	$ 898,308
Gross Profit	27,161	36,058	38,252	33,692	135,163
Net Earnings	4,862	9,074	11,486	8,848	34,270
Net Earnings Per Share – Basic	.18	.34	.40	.30	1.23
– Diluted	.18	.33	.39	.30	1.21

Management Report To Our Shareholders

The financial statements of SPARTECH Corporation and subsidiaries were prepared under the direction of management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgment of management.

Management has developed a system of internal controls, which is designed to ensure that the books and records accurately reflect the transactions of the Company and that its established policies and procedures are followed properly. This system is augmented by written policies and procedures, and the selection and training of qualified personnel.

Ernst & Young LLP, independent public accountants, is engaged to provide an objective audit of the financial statements of SPARTECH Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards in the United States.

The Board of Directors, acting upon the advice and recommendations of the Audit Committee, is responsible for assuring that management fulfills its responsibilities in preparing the financial statements and for engaging the independent public accountants with whom the Committee reviews the scope of the audits and the accounting principles to be applied in financial reporting. The Committee meets regularly with the independent public accountants and representatives of management to review their activities and ensure that each is properly discharging its responsibilities.

Chairman, President
& Chief Executive Officer

Randy C. Martin
Executive Vice President
& Chief Financial Officer

Reports of Independent Accountants

Board of Directors SPARTECH Corporation

We have audited the accompanying consolidated balance sheets of SPARTECH Corporation (the Company) as of November 1, 2003 and November 2, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows of the Company for the two years in the period ended November 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of SPARTECH Corporation as of November 3, 2001 and for the year then ended were audited by other auditors who have ceased operation. Those auditors expressed an unqualified opinion on those financial statements in their report dated December 6, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPARTECH Corporation as of November 1, 2003 and November 2, 2002 and the consolidated results of its operations and its cash flows for each of the two years in the period ended November 1, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002.

St. Louis, Missouri
December 11, 2003

Ernst + Young LLP

This Report is a Copy of the Previously Issued Report and Has Not Been Reissued by Arthur Andersen LLP

We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of November 3, 2001 and October 28, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended November 3, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of November 3, 2001 and October 28, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 3, 2001 in conformity with accounting principles generally accepted in the United States.

St. Louis, Missouri
December 6, 2001

Arthur Andersen LLP

ELEVEN-YEAR SUMMARY

The following table sets forth selected financial data for each of the most recent eleven years. This data should be read in conjunctio
10 of this Report. (Amounts in Thousands, except employee and per share data).

	2003	2002	2001	2000
SUMMARY OF OPERATIONS				
Net Sales:				
In Dollars	$ 956,160	$ 898,308	$ 937,059	$ 987,532
In Pounds	1,244,000	1,205,000	1,198,000	1,309,000
Gross Profit	$ 134,013	$ 135,163	$ 152,049	$ 171,669
Depreciation & Amortization	$ 31,566	$ 28,120	$ 34,921	$ 31,905
Operating Earnings	$ 78,286	$ 80,879	$ 82,374*	$ 109,761
Interest & Preferred Distributions	$ 24,965	$ 26,816	$ 34,821	$ 29,131
Net Earnings	$ 34,103	$ 34,270	$ 29,903*	$ 49,907
PER SHARE INFORMATION				
Earnings Per Share-Diluted	$ 1.15	$ 1.21	$ 1.11*	$ 1.72
Dividends Declared Per Share	$ .40	$ .38	$ .38	$ .34
Book Value Per Share	$ 10.98	$ 9.93	$ 8.11	$ 7.86
BALANCE SHEET INFORMATION				
Working Capital	$ 98,293	$ 99,722	$ 111,146	$ 111,041
Total Debt	$ 229,180	$ 238,332	$ 288,714	$ 352,845
Total Assets	$ 915,949	$ 865,254	$ 815,103	$ 888,969
Cash Flow From Operations	$ 66,680	$ 87,070	$ 70,453	$ 60,413
Capital Expenditures	$ 22,009	$ 28,217	$ 16,237	$ 29,129
Shareholders' Equity	$ 322,358	$ 290,698	$ 216,546	$ 211,022
RATIOS/OTHER DATA				
Gross Margin	14.0%	15.0%	16.2%	17.4%
Operating Margin	8.2%	9.0%	8.8%*	11.1%
Effective Tax Rate	36.0%	36.6%	37.1%	38.1%
Total Debt to Total Debt and Equity	41.6%	45.1%	57.1%	62.6%
Return on Average Equity	11.1%	13.5%	14.0%*	24.9%
Number of Employees	3,325	3,475	3,300	4,075
Common Shares:				
Outstanding at Year-End	29,352	29,285	26,700	26,864
Weighted Average-Diluted	29,567	28,379	28,696	31,874

* Reduced by pre-tax $9.1 million non-recurring charges related to the impairment of long-lived assets, severance and plant closedown costs.

ith the Consolidated Financial Statements and Notes related thereto, and Management's Discussion and Analysis which begins on Page

999	1998	1997	1996	1995	1994	1993
$ 790,427	$ 670,477	$ 514,891	$ 401,132	$ 361,080	$ 263,008	$ 194,136
1,186,000	902,000	535,000	409,000	283,000	234,000	216,000
$ 136,962	$ 111,215	$ 82,215	$ 60,572	$ 49,879	$ 36,998	$ 28,008
$ 23,222	$ 18,530	$ 11,548	$ 7,211	$ 5,798	$ 4,422	$ 4,000
$ 87,707	$ 69,728	$ 49,701	$ 34,492	$ 24,604	$ 16,410	$ 10,569
$ 16,198	$ 13,602	$ 8,393	$ 5,062	$ 4,960	$ 3,125	$ 3,350
$ 43,071	$ 33,720	$ 25,493	$ 18,317	$ 14,534	$ 10,835	$ 6,716
$ 1.48	$ 1.18	$ .92	$ .73	$ .60	$ .46	$ .30
$ .28	$ .24	$ .20	$ .15	$ .09	$ —	$ —
$ 6.98	$ 5.72	$ 4.85	$ 4.26	$ 3.09	$ 6.75	$ 5.85
$ 77,698	$ 72,204	$ 63,429	$ 54,261	$ 45,108	$ 26,351	$ 25,032
$ 230,309	$ 254,220	$ 142,614	$ 98,466	$ 59,510	$ 39,169	$ 39,417
$ 625,401	$ 533,309	$ 358,803	$ 288,960	$ 178,329	$ 135,720	$ 114,194
$ 76,547	$ 64,546	$ 48,390	$ 23,160	$ 16,487	$ 13,358	$ 10,645
$ 24,692	$ 17,859	$ 12,172	$ 9,220	$ 9,477	$ 7,819	$ 2,583
$ 190,042	$ 153,596	$ 128,389	$ 112,395	$ 72,128	$ 58,233	$ 46,041
17.3%	16.6%	16.0%	15.1%	13.8%	14.1%	14.4%
11.1%	10.4%	9.7%	8.6%	6.8%	6.2%	5.4%
39.8%	39.9%	38.3%	37.8%	26.0%	18.4%	7.0%
54.8%	62.3%	52.6%	46.7%	45.2%	40.2%	46.1%
25.1%	23.9%	21.2%	19.9%	22.3%	20.8%	15.8%
3,350	2,700	2,125	1,800	1,200	925	700
27,240	26,861	26,480	26,400	23,353	8,629	7,873
29,982	28,609	27,838	25,115	24,111	23,434	23,438

Board of Directors

Board Members


SPARTECH

Standing (left to right) Lloyd Campbell, Jack Robinson, Ralph Andy, and Wally Klein... Calvin O'Connor (Not Shown)
Seated (left to right) Richard Scherrer, Randy Martin, Brad Buechler, and Craig Wolfanger

Ralph B. Andy, age 59, Chairman and Chief Executive Officer of Pennetronics Corp. His term as Director expires at the 2005 Annual Meeting.

Bradley B. Buechler, age 55, Chairman, President and Chief Executive Officer of the Company. His term as Director expires at the 2004 Annual Meeting.

Lloyd E. Campbell, age 46, Managing Director and Head of the Global Private Placement Group at Rothschild, Inc. His term as Director expires at the 2005 Annual Meeting.

Walter J. Klein, age 57, Retired Vice President-Finance at Stepan Company. His term as Director expires at the 2006 Annual Meeting.

Randy C. Martin, age 41, Executive Vice President and Chief Financial Officer of the Company. His term as Director expires at the 2004 Annual Meeting.

Calvin J. O'Connor, age 51, A Chartered Accountant in the United Kingdom and Head of British Vita's Industrials Group. His term as Director expires at the 2004 Annual Meeting.

Jackson W. Robinson, age 61, President of Winslow Management Company, a division of Adams, Harkness & Hill in Boston. Mr. Robinson is the Board's "Presiding Director" and his term as Director expires at the 2005 Annual Meeting.

Richard B. Scherrer, age 56, Managing Partner of Armstrong Teasdale LLP, the Company's outside legal counsel. His term as Director expires at the 2006 Annual Meeting.

Craig A. Wolfanger, age 45, Senior Managing Director, Head of Investment Banking with Parker Hunter. His term as Director expires at the 2006 Annual Meeting.

Committees of Board

SPARTECH's Board has Three Committees that have Specific Duties and Membership as Stated Below (Committee Chairmen are Identified with an Asterisk):

AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE
Mission: Oversee External Reporting; Hire & Review Performance/Independence of Internal & External Auditors.	**Mission:** Approve CEO Compensation and Review All Other Compensation Packages Greater Than $200,000.	**Mission:** Nominate New Directors and Ensure Balance of Power Between the Board and CEO.
Members: L. Campbell, W. Klein*, J. Robinson, and C. Wolfanger	**Members:** R. Andy*, W. Klein, J. Robinson, and C. Wolfanger	**Members:** R. Andy, L. Campbell*, J. Robinson, and C. Wolfanger

ANNUAL SHAREHOLDERS' MEETING


ANNUAL SHAREHOLDERS' MEETING
SPARTECH
Welcome
Its Shareholders To
Our 2003 Annual Meeting

SPARTECH's Annual Shareholders' Meeting will be held on Wednesday, March 10, 2004 at Washington University's Knight Center, One Brookings Drive, St. Louis, Missouri at 10:00 a.m. Central Standard Time. A formal notice and invitation to attend the meeting, together with a Proxy Statement, will be mailed before the meeting to shareholders entitled to vote.

COMMON STOCK & TRANSFER AGENT

As of January 1, 2004, there were approximately 5,500 shareholders of the Company's common stock. The Company's Registrar and Transfer Agent is Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660 (www.melloninvestor.com). SPARTECH Corporation's common stock is traded on the New York Stock Exchange under the symbol "SEH." Quarterly stock prices for fiscal years 2003 and 2002 are shown below:

		Quarter			
		1st	2nd	3rd	4th
2003-	**High**	**$ 21.50**	**$ 22.35**	**$ 23.65**	**$ 24.49**
	Low	**$ 17.71**	**$ 16.47**	**$ 19.69**	**$ 20.30**
2002-	High	$ 22.95	$ 27.10	$ 27.75	$ 22.35
	Low	$ 19.26	$ 20.51	$ 21.00	$ 17.90

DIVIDEND REINVESTMENT PLAN & REPORT ON FORM 10-K

A Dividend Reinvestment Plan is available to shareholders of the Company, allowing for the automatic investment of cash dividends and direct cash purchases of SPARTECH common stock. For details on the Plan, please contact the Company's Registrar and Transfer Agent, Mellon Investor Services LLC, at (888) 213-0965. The Company's common stock dividends paid and the year-end stock prices for fiscal years 2000-2003 are shown below. In addition the Company will provide, without charge to any shareholder, a copy of its 2003 Report on Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to SPARTECH Investor Relations at (888) 721-4242. Additionally a link to all of the Company's SEC filings can be found in the Investor Relations section of the Company's website at www.spartech.com.

	Year			
	2000	2001	2002	**2003**
Common Stock Dividends	$ .34	$ .38	$ .38	**$ .40**
Year-End Stock Price	$ 13.00	$ 21.05	$ 18.79	**$ 23.18**

CORPORATE GOVERNANCE

The Corporate Governance Committee has established specific Corporate Governance Guidelines, a Code of Business Conduct & Ethics, and a Code of Ethics for the CEO and Senior Financial Officers. These documents are provided on Spartech's website at **www.spartech.com** within the Investor Relations/Corporate Governance section of the site. At this same website location, Spartech provides an Ethics Hotline phone number that allows employees, shareholders and other interested parties to communicate with the Company's management or Audit Committee (on an anonymous basis, if so desired) through an independent third party hotline. In addition, this same website location provides instructions for shareholders or other interested parties to contact the Company's Board of Directors.

Corporate & Division Management

Corporate Officers

Standing (left to right)

Jeffrey D. Fisher
Vice President, Secretary
& General Counsel

Jeffrey C. Blessing
Corporate Controller

William F. Phillips
Vice President -
National Accounts

Phillip M. Karig
Vice President - Purchasing &
Supply Chain Management


SPARTECH

Seated (left to right)

George A. Abd
Executive VP -
Color & Specialty Compounds

Randy C. Martin
Executive VP &
Chief Financial Officer

Bradley B. Buechler
Chairman, President &
Chief Executive Officer

David G. Pocost
Executive VP -
Custom Sheet & Rollstock

Corporate Directors



Standing (left to right)

Douglas R. Carlson
Director of Quality

Howard J. Kenney
Director of Marketing

Michael W. Lane
Director of Information Systems

Donna F. Loop
Director of Human Resources

Seated (left to right)

Michael G. Marcely
Director of Internal Audit

Randy C. Ridenhour
Director of Tax and Treasury

Suzanne M. Riney
Director of Training, EH&S

Division Officers



Standing (left to right)

William R. Augustine
VP & General Manager -
Spartech Marine

Steven J. Ploeger
VP & General Manager -
Spartech Plastics-Central & North

Seated (left to right)

Bruce E. Harrison
VP & General Manager -
Spartech Industries & Profiles

W. Harrison Hiatt
VP & General Manager -
Spartech Plastics-West

Division General Managers



Shown (left to right)

Howard K. Pomerantz
General Manager -
Spartech Vy-Cal

Timothy J. Fleming
General Manager -
Spartech Plastics-East

Donald A. Townsend
General Manager -
Spartech Townsend

Division Business Managers



Standing (left to right)

David J. Gorenc
Business Manager -
Spartech Plastics -
North

Greg S. Nagel
Business Manager -
Spartech Plastics -
Central

Scott A. Morford
Director of
Operations -
Spartech Polycom

Éric Jodoin
Business Manager -
Spartech Plastics -
Canada

Seated (left to right)

Tim W. Simmers
Director of
Operations -
Spartech Polycom

Rodolfo Sanchez
Business Manager -
Spartech Plastics -
Mexico

David Carrillo
Business Manager -
Spartech Polycom -
Mexico

Peter M. Byra
Business Manager -
Spartech PEP

Daniel M. Scully
Business Manager -
Spartech Polycast

Nathan Sofer
Business Manager -
Spartech Polycom
(Not Shown)

SPARTECH OPERATING LOCATIONS



● Corporate Office
● Custom Sheet & Rollstock Facility
● Color & Specialty Compounds Facility
● Molded & Profile Products Facility
★ ISO 9000, 14001 or QS 9000 Certified Facility

CUSTOM SHEET & ROLLSTOCK

SPARTECH PLASTICS

Canadian Division
Cornwall, Ontario (2)
Granby, Quebec

Western Division
La Mirada, California
McMinnville, Oregon
Redlands, California

Central & North Divisions
Arlington, Texas
Cape Girardeau, Missouri
Evanston, Illinois
Mankato, Minnesota
Muncie, Indiana
Portage, Wisconsin (2)
Taylorville, Illinois
Warsaw, Indiana
Wichita, Kansas

Eastern Division
Atlanta, Georgia
Clare, Michigan
Greenville, Ohio
Paulding, Ohio
Richmond, Indiana

Mexico Region
Ramos Arizpe, Mexico

SPARTECH POLYCAST
Cell Cast Acrylic
Hackensack, New Jersey
Goodyear, Arizona
Stamford, Connecticut

SPARTECH PEP
Korad® & Specialty Products
Newark, New Jersey

COLOR & SPECIALTY COMPOUNDS

SPARTECH COLOR & POLYCOM
Color & Specialty Compounds
Arlington, Texas
Atlanta, Georgia
Cape Girardeau, Missouri
Conneaut, Ohio
Donchery, France
Donora, Pennsylvania (2)
Kearny, New Jersey
Lake Charles, Louisiana
Lockport, New York
Ramos Arizpe, Mexico
St. Clair, Michigan
Stratford, Ontario

SPARTECH VY-CAL
Calendered PVC
Conshohocken, Pennsylvania

MOLDED & PROFILE PRODUCTS

SPARTECH INDUSTRIES
Custom Engineered Wheels
Rancho Cucamonga, CA
Tupelo, Mississippi
Warsaw, Indiana

SPARTECH MARINE
Custom Marine Products
Rockledge, Florida

SPARTECH PROFILES
Custom Extruded Profiles
El Monte, California
Winnipeg, Manitoba

SPARTECH TOWNSEND
Acrylic Rods & Tubes
Des Moines, Iowa

The following trademarks appear in this report:

- SnackPack – a registered trademark of ConAgra Brands, Inc.
- Chevrolet Tahoe – a registered trademark of General Motors Corporation.
- Igloo – a registered trademark of Igloo Products Corporation.
- Marriott – a registered trademark of Marriott International, Inc.
- Cub Cadet – a registered trademark of MTD Products, Inc.
- Chaparral – a registered trademark of Chaparral Boats, Inc.
- Watermark – a registered trademark of Watermark Paddlesports, Inc.
- BP – a registered trademark of BP P.L.C.
- Pizza Hut – a registered trademark of Pizza Hut, Inc.
- Subaru – a registered trademark of Subaru of America, Inc.
- Sprinter – a registered trademark of Keystone RV Company.
- Rubbermaid – a registered trademark of Newell Rubbermaid.

SPARTECH CORPORATION
120 S. Central • Suite 1700
Clayton, Missouri 63105-1705
314.721.4242 • www.spartech.com